EXHIBIT 99.1
To Shareholders
Notice of the 38th Annual General Meeting of Shareholders
We hereby notify you that the 38th Ordinary General Meeting of Shareholders will be held as follows in accordance with the Article 20 of the Articles of Incorporation (“AOI”).
[The figures provided in this material relate only to POSCO, and are not consolidated with those of its subsidiaries. The consolidated figures for the fiscal year ended December 31, 2005 will be available in early April 2006]
1.	Date: February 24, 2006 9:00 (AM)

2.	Place: POSCO Center, 892, Daechi-4dong Gangnam-gu, Seoul, 135-777, Korea
3.Agenda
Agenda 1 : Approval of Balance Sheet, Income Statement, and the Statement ofAppropriation of Retained Earnings for the 38th Fiscal Year:
Pursuant to the Article 449 of the Korean Commercial Act and the Article 53 of the Articles of Incorporation, approval of the nonconsolidated Balance Sheet, the Income Statement and the Statement of Appropriation of Retained Earnings for the 38th fiscal year, as attached hereafter, is requested.

Balance Sheets
(In 100 million won)

	The 38th FY		The 37th FY
Account title	(`05.1.1~`05.12.31)		(`04.1.1~`04.12.31)		Increase/Decrease

1. Current Assets		83,995		77,416		6,579
1) Quick Assets		56,806		56,329		477
2) Inventory Assets		27,188		21,087		6,101
2. Fixed Assets		158,075		136,255		21,820
1)Investments		46,309		40,592		5,717
2) Tangible Assets		108,987		92,031		16,956
3) Intangible Assets		2,779		3,632	ê	853

Total Assets		242,070		213,671		28,399

1. Current Liabilities		37,767		32,214		5,553
2. Long-Term Liabilities		9,083		20,358	ê	11,275
(Total Liabilities)		46,850		52,572	ê	5,722
1. Shareholders’ Equity		4,824		4,824		—
2. Capital Surplus		38,793		37,713		1,080
3. Retained Earnings		161,921		128,642		33,279
4. Capital Adjustment	ê	10,318	ê	10,080	ê	238
(Total Stockholders’ Equity)		195,220		161,099		34,121

Total Liabilities & Equity		242,070		213,671		28,399

Income Statement
(In 100 million won)

		The 38th FY	The 37th FY
	Account Title	(`05.1.1~`05.12.31)	(`04.1.1~`04.12.31)	Increase/Decrease
1.	Sales	216,950	197,925		19,025
2.	Cost of goods sold	147,028	137,075		9,953
3.	Gross profit	69,922	60,850		9,072
4.	Selling & Administrative expenses	10,803	10,313		490
5.	Operating income	59,119	50,537		8,582
6.	Non-operating income	7,469	8,300	ê	831
7.	Non-operating expense	13,046	6,532		6,514
8.	Ordinary income	53,542	52,305		1,237
9.	Extraordinary gains	—	34		34
10.	Extraordinary losses	—	—		—
11.	Income before taxes	53,542	52,339		1,203
12.	Income taxes	13,413	14,079		666
13.	Net income	40,129	38,260		1,869

Statements of Appropriation of Retained Earnings
(In 100 million won)

	The 38th FY	The 37th FY
Account Title	(`05.1.1~`05.12.31)	(`04.1.1~`04.12.31)	Note
I. Retained Earnings Before Appropriations	39,941	34,827
II. Transfer from Voluntary Reserves and Others	2,000	1,667	-To be appropriated in 3
			years with a 2-year grace
			period (for amount set for
			2000-2002)
1. Reserve for research and development	2,000	1,667
Total	41,941	36,494
III. Appropriations of Retained Earnings	39,524	35,066	-Article 9 of Restriction
			of Preferential Taxation
			Act (Appropriation for
			research & human
			development)
1. Reserve for research and development	2,800	5,900
2. Dividends
a. Cash dividends	4,809	5,233
38th FY: Ordinary share-6,000 won	4,809	5,233
37th FY: Ordinary share-6,500 won			-Reserved 30% of dividend for the term
3. Reserve for business expansion	30,000	22,000
4. Reserve for dividends	1,915	1,933	-Resource for 2006
			interim dividends
IV. Unappropriated Retained Earnings to be Carried Over	2,417	1,428
Forward to Subsequent Year

Agenda 2: Partial Amendments to Articles of Incorporation
Pursuant to the Article 433 of the Korean Commercial Act (Method of Amendment of Articles of Incorporation) and the Article 24 of the Articles of Incorporation, approval of partial amendments to Articles of Incorporation is requested.

Amendments to Articles of Incorporation (Proposal)

Current	Proposed Changes	Reason
Article 2(Purpose) 8. To engage in all other conducts, activities or businesses which are related, directly or indirectly, to the attainment and continuation of the foregoing purposes.	Article 2(Purpose) 8. Educational service and other services related to business; and 9. [The same as the current Item 8]	To add educational service to business purpose

Article 10. Pre-emptive Rights (2)-8. If the Company issues new shares by the exercise of the stock option in accordance with the provisions of the Securities and Exchanges Act.	[Article 10. (2)-8 to be deleted]	To abolish stock option system

Article 12. Stock Option	[Deleted]	To abolish stock option system

Article 21. Presiding Officer The Chairman, or the officer who takes his place according to Article 40 hereof, shall preside at a General Meetings of Shareholders.	Article 21. Presiding Officer

	The Chairman and the Representative Director shall preside at a General Meetings of Shareholders. In the absence of the Chairman, the President and the Vice President among Standing Directors shall act as chairman in accordance with their order of authority.	To Amend Article 40

Article 28. Election of the Directors

(1) The Directors shall be elected at the General Meeting of Shareholders.
(2) By resolution of the Board of Directors, the Company shall appoint the Chairman and Representative Director, the President and Representative Director from among Standing Directors, and Executive Vice Presidents, Senior Managing Directors and Managing Directors from among Standing Directors recommended by the Chairman.
Article 28. Election of the Directors

(1) [The same as the current provision]
	(2)By resolution of the Board of Directors, the Company shall appoint the Chairman and Representative Director and may appoint a number of Representative Directors. The Company, by resolution of the Board of Directors, may appoint President, Executive Vice Presidents, Senior Managing Directors and Managing Directors from among Standing Directors recommended by the Chairman.	To cope with the enlargement of business scope and the active operation of global businesses

Current	Proposed Changes	Reason
Article 29. Recommendation of, and Qualification for Candidate for Standing Directors

(1) A candidate for Standing Director shall be recommended by the Board of Directors after his qualification is approved by the Director Candidate Recommendation Committee as prescribed in Paragraph (1) of Article 45.
Article 29. Recommendation of, and Qualification for Candidate for Standing Directors

	(1) A candidate for the Chairman and the Representative Director shall be recommended by the Board of Directors after his qualification is approved by the CEO Candidate Recommendation Committee. Details concerning the composition and operation of the CEO Candidate Recommendation Committee shall be determined by the Board of Directors.	To establish CEO Candidate Recommendation Committee

Current	Proposed Changes	Reason
(2) A Standing Director shall be a person capable of managing the Company, who has working experience as an officer or employee of the Company or sufficient experience in the related business area.	(2) A candidate for Standing Director other than the Chairman and Representative Director shall be recommended by the Board of Directors after his qualification is approved by the Director Candidate Recommendation Committee as prescribed in Paragraph (1) of Article 45.
(3)~(4) [The same as the current Item 2 and 3]

Article 39. Constitution and Convening of Meeting of the Board of Directors

(1) The Board of Directors shall consist of all the Directors.
(2) Either Representative Director may convene all Meetings of the Board of Directors. Any other Director who wishes to convene a Meeting of the Board of Directors shall make his request to either Representative Director and the Representative Director shall convene the Meeting.
Article 39. Constitution and Convening of Meeting of the Board of Directors

(1) [The same as the current provision]
	(2) The Presiding Director of the Board of Directors may convene all Meetings of the Board of Directors. Any other Director who wishes to convene a Meeting of the Board of Directors shall make his request to the Presiding Director of the Board of Directors and the Presiding Director shall convene the Meeting. If the Presiding Director of the Board of Directors fails to convene the Meeting without justifiable reasons, other Directors may convene such Meeting.	To separate CEO/Presiding Director of BOD

Current	Proposed Changes	Reason
Article 40. Presiding Director of the Board of Directors
(1) The chairman of the Company shall preside at a Meeting of the Board of Directors.

(2) In the event that Chairman cannot preside at a Meeting of the Board of Directors, the President, the Vice-President in accordance with their order of authority shall take his place as presiding Directors.
Article 40. Presiding Director of the Board of Directors
(1) The Presiding Director of the Board of Directors shall be appointed by the resolution of the Board of Directors among Outside Directors.
(2) The term of office of the Presiding Director shall be one (1) year, and the Presiding Director shall not be reappointed to the office.
	(3) In the event that the Presiding Director cannot preside at a Meeting of the Board of Directors, Outside Director in order of seniority (if the seniority is the same, the oldest has the priority) shall take his place as presiding Director.	To separate CEO/Presiding Director of BOD

Article 42. Formalities of the Board of Directors

The Representative Directors shall set the agenda for each Meeting and make proposals for resolution thereat. If any Director other than the Representative Directors plans to make proposals at the Meeting of the Board of Directors, he shall submit a written summary thereof to the Representative Directors.
Article 42. Formalities of the Board of Directors

	Directors shall set the agenda for each Meeting and make proposals for resolution thereat. If any Director plans to make proposals at the Meeting of the Board of Directors, he shall submit a written summary thereof to the Presiding Director of the Board of Directors and the Chairman and Representative Director in advance.	To separate CEO/Presiding Director of BOD

Current	Proposed Changes	Reason
Article 43. Matters of Urgency

The Chairman or in the absence of the Chairman, other Directors in the order of priority as prescribed in Paragraph(2) of Article 40 hereof, may act upon matters of urgency without resolution of the Board of Directors by obtaining prior unanimous consent of all the other Directors. Immediately following the execution of such actions, a Meeting of the Board of Directors shall be convened to deliberate on and ratify the actions so taken.
Article 43. Matters of Urgency

	The Chairman and Representative Director may act upon matters of urgency without resolution of the Board of Directors by obtaining prior consent of more than two-thirds of other Directors. A Meeting of the Board of Directors for the next term shall be convened to deliberate on and ratify the actions so taken.	To promote the effectiveness of execution

Article 46 Executive Officers

(1)~(2) (omitted)
(3)The Executive Officers are Senior Executive Vice Presidents, Executive Vice Presidents and Senior Vice Presidents, and the salaries and performance incentives payable to such Executive Officers will be determined by resolution of the Board of Directors. Any severance allowance shall be in accordance with the standards for the Senior Executive Vice Presidents, Executive Vice Presidents and Senior Vice Presidents of Directors Severance Allowance Regulations as approved by the General Meeting of Shareholders.

(4)~(5) (omitted)
Article 46 Executive Officers

(1)~(2) (The same as the current provisions)
(3)The Executive Officers are President, Senior Executive Vice Presidents, Executive Vice Presidents and Senior Vice Presidents, and the salaries and performance incentives payable to such Executive Officers will be determined by the Board of Directors or by the Chairman and the Representative Director upon delegation by the Board of Directors of such authority. Any severance allowance shall be in accordance with the standards for the President, Senior Executive Vice Presidents, Executive Vice Presidents and Senior Vice Presidents of Directors Severance Allowance Regulations as approved by the General Meeting of Shareholders
(4)~(5)(The same as the current provisions)

ADDENDA (February 24, 2006)
	The amended Articles of Incorporation shall be effective from the date on which they are approved by the resolution at the Ordinary General Meeting of Shareholders for the 38th fiscal year; provided that stock options granted prior to the effective date of this amendment shall be subject to the Articles of Incorporation in effect at the time when such stock options were granted.	To enhance elastic personnel operation of officers

Agenda 3:Election of the Directors
3-1 : Election of Outside Directors
Pursuant to the Article 191-16 of the Korean Securities and Exchange Act and the Article 28 of the Articles of Incorporation, approval of election of Outside Directors is requested.
The terms of office of two Outside Directors expire at the 38th Ordinary General Meeting of Shareholders.
Two persons were nominated for two seats for Outside Directorship as follows :
[List of Candidates for Outside Director]

Transaction
			with POSCO	Relationship
	Date of Birth	Major	for the latest	with major
Name	Recommender	Experience	three years	shareholder	Tenure
Park,	Jan.29,1941	CEO & President	Outstanding stock	None	3years
Young-Ju	Director Candidate	of Eagon Co.	option :
	Recommendation		1,862 shares
Committee

Huh	Nov.12,1947	Professor of	None	None	3years
Sung-	Director Candidate	Management at
Kwan	Recommendation	Dong-A Univ.
	Committee	Former Minister of
Government
Administration &
Home Affairs
3-2 : Election of Outside Directors as Audit Committee Member
 Pursuant to Article 415-2 of the Korean Commercial Act, the Article 191-17 of the Korean Securities and Exchange Act and Article 28 of the Articles of Incorporation, approval of election of Outside Director as Audit Committee member is requested.

The terms of office of one Outside Director of Audit Committee Member expire at the 38th Ordinary General Meeting of Shareholders.
One person was nominated for one seat for Outside Directorship as Audit
Committee member as follows :
[List of Candidate for Outside Director]

Transaction
			with POSCO	Relationship
	Date of Birth	Major	for the latest	with major
Name	Recommender	Experience	three years	shareholder	Tenure
Suh,	Jan.3,1955	Dean of College of	Outstanding stock	None	3 years
Yoon-	Director Candidate	Business	option :
Suk	Recommendation	Administrational at	1,862 shares
	Committee	Ewha Womens Univ.
3-3 Election of Standing Directors
Pursuant to the Article 382 of the Korean Commercial Act and the Article 28 of the Articles of Incorporation, approval of election of Standing Directors is requested.
The terms of office of two Standing Directors expire at the 38th Ordinary General Meeting of Shareholders.
Two persons were nominated for two seats for Standing Directorship as follows :
[List of Candidates for Outside Director]

Transaction
			with POSCO	Relationship
	Date of Birth	Major	for the latest	with major
Name	Recommender	Experience	three years	shareholder	Tenure
Cho,	Sep. 7, 1950	Executive Vice	Outstanding	None	3 years
Soung-	Board of Directors	President,POSCO	stock option
Sik			: 4,863 shares

Transaction
			with POSCO	Relationship
	Date of Birth	Major	for the latest	with major
Name	Recommender	Experience	three years	shareholder	Tenure
Lee, Dong- Hee	Nov. 10, 1949 Board of Directors	Senior Vice President, POSCO	Outstanding stock option : 8,644 shares	None	3 years
Agenda 4 : Approval of Limits of Total Remuneration for Directors
Pursuant to Article 388 of the Korean Commercial Act and Article 36 of the Articles of Incorporation, approval of limits of total remuneration for Directors in the 39th fiscal year is requested as follows :
[The Limits of Total Remuneration]

	The 38th Fiscal Year	The 39th Fiscal Year
	(2005)	(2006)
Number of Directors	15 (9)	15 (9)
(Outside Directors)

Ceiling Amount of	KRW 4.5 billion	KRW6.0 billion
Total Remuneration
Agenda 5 : Waiver of the claim of Overpaid Employment Benefit
Pursuant to the Article 24 of the Articles of Incorporation, approval for waiver of the recovery of overpaid employment benefit is requested.
POSCO first established the Retirement Benefit Regulation in April 1970 in order to introduce the cumulative retirement benefits system in which POSCO applies the cumulative service rate for a maximum of 4 months per each consecutive service year in calculating the retirement benefits.
POSCO revised the Retirement Benefit Regulation in January 1981 according to the policy of the Ministry of Commerce, Industry and Energy to lower the maximum cumulative service rate from 4 months to 2 months.
The retirees having been employed prior to 1980 who were unsatisfied with the lowered cumulative service rate for the retirement benefits filed a lawsuit in April 1990, in which they argued that the Retirement Benefit Regulation revised without consent of the majority of the employees is null and void.

POSCO made provisional payment of the retirement benefits to 416 litigants and 2,824 non-litigants in accordance with the Korean Supreme Court’s First Judgment rendered in June 1994 in which the retirees won in part.
Since the result of the Final Judgment of the Supreme Court issued in July 2000 did not match with that of the First Judgment, POSCO had to face the situation where it was expected to recover a part of the overpaid employment benefits from the retirees.
On the other hand, POSCO made interim payments of severance pay to the existing employees as of May 2000, to which POSCO applied the same standard set forth in the Supreme Court’s First Judgment for the provisional payment of the retirement benefits to the retirees having been employed prior to 1980, since it was before the Final Judgment of the Supreme Court was issued.
After 2001 POSCO has sent the contents-certified mails to the retirees several times to collect the overpaid employment benefits. However, the retirees have strongly been objecting to such demands requesting fair and equitable treatment in payment of the retirement benefits with the existing employees who had received interim payment of the retirement benefits. So far, POSCO has recovered 1.3 billion Korean Won from those who have been appointed as officers of POSCO and its affiliates.
As of the end of 2005, the claims for recovery of the overpaid employment benefits amount to 47.9 billion Korean Won.
Based upon the research results and observations of third-party professional institutes, in order to recover the above mentioned claims POSCO has to take three steps, i.e., provisional attachment, litigation on the merit and compulsory enforcement. The expected cost for the completion of these steps would be approximately 11.5 billion Korean Won and the expected period three to five years. In the course of taking these measures, POSCO would face strong objection by retirees and adverse social effects and damage to the corporate image. The loss of the brand value of POSCO due to these negative effects would be at least 350 billion Korean Won.
In consideration of all these factors, POSCO would like to obtain the consent from the shareholders on the agenda of waiver of the recovery of overpaid employment benefit of the amount of 47.9 billion Korean Won.